

Mail Stop 3561

October 17, 2008

<u>Via U.S. Mail</u>

Robert Denman
Chairman, Chief Executive Officer, Chief Financial Officer,
Principal Accounting Officer, President, Secretary and Treasurer
SNT Cleaning, Inc.
9012 – 100 Street
Westlock, Alberta Canada T7P 2L4

> **Re: SNT Cleaning, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed October 8, 2008**
> **File No. 333-152356**

Dear Mr. Denman:

　　We have reviewed your responses to the comments in our letter dated October 6, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to prior comment 1; however, please reconcile your statement on page 35 that Robert Denman bought the stock from the founder for a purchase price of $1,000 with your disclosure on page II-1 that Mr. Denman bought the stock from the founder for a purchase price of $10,000.

<u>Prospectus Summery, page 5</u>

2. In light of the uncertain nature of your future funding plans, please revise the last sentence of the sixth paragraph on page 1 to reflect its anticipatory nature.

<u>Management's Discussion and Analysis of Financial Condition . . ., page 20</u>

3. We note your response to our prior comment number 6; however, in light of current economic conditions, please revise your disclosure to reflect the fact that projections based upon past performance may not be reliable.

Securities Ownership of Certain Beneficial Owners And Management, page 31

4. We note your response to previous comment 9; however, please reconcile your disclosure in the first sentence under this heading that the table sets forth certain information regarding beneficial ownership of your securities as of October 6, 2008 with your disclosure in the paragraph immediately preceding the table stating that the table sets forth certain information as of the date of the prospectus.

Part II, page II-1

Undertakings, page II-2

5. We note your response to previous comment 11; however, please delete the second, third and fourth paragraphs and the first sentence in the fifth paragraph under this heading or advise us why you believe such disclosure is necessary. Also, we note that you have included the undertaking required by Item 512(f) of Regulation S-K, which relates to underwritten offerings. Please advise us why such undertaking is necessary or delete. Finally, since your offering is a 415 offering, please include the undertakings required by Item 512(a).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Diane Dalmy, Attorney at Law
        Fax: (303) 988-6954